Exhibit 1


global sources


FOR IMMEDIATE RELEASE


                                          Global Sources Investor contact:
                                          Kirsten Chapman & Moriah Shilton
                                          Lippert/Heilshorn & Associates, Inc.
                                          Tel: (415) 433-3777
                                          Fax: (415) 433-5577
                                          e-mail:  kirsten@lhai-sf.com

Global Sources contact in Asia:           Global Sources contact in U.S.:
Camellia So                               James W.W. Strachan
Tel: (852) 2555 5023                      Tel: (602) 978 7504
Fax: (852) 2518 8764                      Fax: (602) 978 7512
e-mail:  cso@globalsources.com            e-mail:  strachan@globalsources.com


                 Global Sources Releases Letter to Shareholders;

     Announces Timing of First Quarter 2005 Earnings Results Conference Call


HONG KONG, April 15, 2005 - Global Sources Ltd. (NASDAQ: GSOL) issued their annual letter to shareholders and advised that the conference call to review first quarter 2005 results is scheduled to be held on May 12, 2005, at 8:00 a.m. EDT in the United States, which will be 8:00 p.m. in Hong Kong.

In the letter to shareholders, chairman and chief executive officer Merle A. Hinrichs noted: "The strong financial results of 2004 demonstrate the success of our strategy to expand in China and serve markets with online, print and trade-show media." He briefly reviewed 2004 then elaborated on Global Sources' market positioning, growth strategy and some of the company's new and developing initiatives.

Extracts follow and the complete letter is posted at http://corporate.globalsources.com/INFO/PRESS/DOWNLOAD/SLETTER.PDF.



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2004 Highlights

     o    Revenue of US$105.8 million, an increase of 15 percent versus 2003

     o    Revenue from China of US$50 million, up 26 percent versus 2003

     o    Net income of US$15.8 million, up 115 percent versus 2003

New Initiatives

The following are some exciting new and developing initiatives:

     o Launching Garments & Textiles: We will launch Global Sources Garments & Textiles Web site and magazine in April and June 2005 respectively, to address the rapid expansion of China manufacturing now that quotas have been removed.

     o Hosting Private Sourcing Events: We will expand the number of Private Sourcing Events in 2005. These offer qualified suppliers with the opportunity to meet one-on-one with some of the largest buyers in the world.

     o Extending Chief Executive China: In 2004, the publication retained its position as the leading management magazine in China, as measured by annual revenue and audited circulation, which exceeded 150,000. Advertisers included BMW, IBM and Rolex; the magazine's companion Website has more than 300,000 registered users; and last fall we launched Career Sources China to offer print and online classifieds.

     o Providing Data Synchronization: The UCCnet and the WorldWide Retail Exchange have certified our data synchronization solution which enables buyers and suppliers to share data more effectively. With Wal-Mart, Carrefour and other large retailers steadily requiring more and more of their suppliers to comply with this standard, we expect this to become a future revenue stream from suppliers.


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

     o Publishing Market Intelligence Reports: During 2004, we published 56 reports, including titles such as DVD Players, Stuffed Plush Toys, and T-Shirts & Polo Shirts.

     Each report provides extremely detailed information on suppliers and supply market conditions throughout Greater China that is based on factory visits, face-to-face interviews and detailed questionnaires. Revenue is derived from sales to buyers.

Conference Call

Global Sources will conduct a conference call at 8:00 a.m. EDT on May 12, 2005 (8:00 p.m. on May 12 in Hong Kong) to review these results in more detail. Investors in the United States may participate in the call by dialing (800) 218-0204, and international participants may dial (1-303) 262-2130. For investors in Hong Kong, a local dial-in number, (852) 3009-3050, has also been established. A live webcast of the conference call will be available on Global Sources' corporate site at www.investor.globalsources.com. For those who cannot listen to the live broadcast, a webcast replay of the call will be available on the company's corporate site for at least 30 days. There will also be a telephone replay of the call available through May 14. To listen to the telephone replay, dial (800) 405-2236, or dial (1-303) 590-3000 outside the United States, and enter pass code 11027991#. For those in the Hong Kong area, the replay dial-in number is (852) 2287-4304, and enter pass code 202110#.

About Global Sources

Global Sources is a leading business-to-business (B2B) media company that facilitates global trade, with a particular focus on the China market, by providing information to international buyers and integrated marketing services to suppliers.

We deliver content to our communities through our leading network of nine vertical marketplaces and 13 geographic portals, and through magazines, CD-ROMs and private catalogs, as well as China Sourcing Fairs and technical events. Our flagship marketplace, Global Sources Online (www.globalsources.com), hosts more marketing and sourcing activity than any other global merchandise trade marketplace.


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

We serve a growing, independently certified community of more than 423,000 active buyers in over 230 countries and territories. These buyers generate more than 4 million inquiries annually for more than 130,000 suppliers through Global Sources Online alone. We offer extensive creative services and export consultation through 150 client service officers in Greater China and other leading supply markets, and through more than 800 sales representatives who make approximately 40,000 supplier visits monthly. In mainland China, we have 23 years on-the-ground presence, supported by more than 1,100 team members in 44 locations throughout the country.

Global Sources' solutions are based on 34 years as a trade magazine publisher serving the global trade community, 14 years as a trade management software developer, 13 years as manager of trade shows in Asia, and nine years as an online marketplace operator.

This news release contains forward-looking statements within the meaning of
Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.



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